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SEC FILE NUMBER
8-34205

SEC Mail Processing
FEB 28 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CBIZ FINANCIAL SOLUTIONS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5959 ROCKSIDE WOODS BLVD., N., SUITE 600
(No. and Street)

CLEVELAND	OH	44131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EDWARD BRIDGES	216-525-4684	EBRIDGES@CBIZ.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KATZ, SAPPER & MILLER
(Name – if individual, state last, first, and middle name)

488 MADISON AVE 18TH FLR	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

11/13/2006	2804
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER M. BROWN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CBIZ FINANCIAL SOLUTIONS, INC., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Melissa A. Harrigan
Notary Public, State of Ohio
My Commission Expires:
04/17/2029

Signature:

Title:
CHIEF COMPLIANCE OFFICER

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2024

Contents

Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
CBIZ Financial Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. as of December 31, 2024, the related statements of income, changes in stockholder's equity, and cash flows for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CBIZ Financial Solutions, Inc.'s management. Our responsibility is to express an opinion on CBIZ Financial Solutions, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CBIZ Financial Solutions, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The accompanying information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of CBIZ Financial Solutions, Inc.'s financial statements. The supplemental information is the responsibility of CBIZ Financial Solutions, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We have served as CBIZ Financial Solutions, Inc.'s auditor since 2023.

New York, New York
February 26, 2025

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2024

Assets	
Cash and cash equivalents	$ 2,452,982
Investment in mutual funds, at fair value	1,604,333
Deposits with clearing organization	50,000
Receivable from clearing organization	25,913
Receivables from customers, net	123,852
Prepaid assets	41,387
Income tax benefit	632,737
Operating lease asset	125,528
Furniture and equipment, net of accumulated depreciation of $313,993	0
Total Assets	$ 5,056,732
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 79,393
Due to CBIZ affiliates	139,275
Accounts payable	10,350
Operating lease liability	141,618
Total Liabilities	370,636
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,739,450
Accumulated deficit	(3,078,354)
Total Stockholder's Equity	4,686,096
Total Liabilities and Stockholder's Equity	$ 5,056,732

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income

For the year ended December 31, 2024

Revenue	
Commissions and investment advisory fees	$ 1,851,134
Interest, dividends and investment income	177,507
Total Revenue	2,028,641
Expenses	
Employee compensation and benefits	930,798
Facilities expenses	69,806
Clearing fees	60,335
Other operating expenses	418,336
Total Expenses	1,479,275
Income before income taxes	549,366
Income tax provision (See footnote 4)	137,342
Net Income	$ 412,024

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2024

Cash flows from operating activities	
Net income	$ 412,024
Add items not affecting cash:	
Provision for credit losses	(21,339)
Amortization of operating lease asset	52,782
Dividend reinvestment	(77,228)
Investment income	(16,150)
Changes in assets and liabilities:	
Receivable from clearing organization	(6,804)
Receivables from customers	56,524
Other assets	16,149
Due to/from CBIZ affiliates	(7,192)
Accrued salaries and wages	28,303
Accounts payable	(77,073)
Operating lease liability	(52,782)
Income tax liability	137,342
Net cash provided by operating activities	444,556
Net increase in cash and cash equivalents	444,556
Cash and cash equivalents at beginning of year	2,008,426
Cash and cash equivalents at end of year	$ 2,452,982

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2024

	Common Stock	Additional Paid-in Capital	Accumulated Surplus/(Deficit)	Total
Balance at January 1, 2024	$ 25,000	$ 7,739,450	$ (3,490,378)	$ 4,274,072
Net income	-	-	412,024	412,024
Balance at December 31, 2024	$ 25,000	$ 7,739,450	$ (3,078,354)	$ 4,686,096

See notes to the financial statements.

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full-service Introducing Broker-Dealer and Registered Investment Advisory firm with its home office in Ohio. CFS currently conducts business in over twenty states across the United States. CFS has a securities clearing relationship with National Financial Services, LLC (NFS), a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services (see note 6) and asset management for qualified retirement plans.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2024, approximately 83% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times, the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Financial Instruments

The Company's financial instruments include cash, accounts receivable, and payables, the carrying value of which approximates fair value because of their short-term duration.

Financial Instrument Credit Losses

CFS complies with Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-13, *"Financial Instruments-Credit Losses (ASC Topic 326) Measurement of Credit Losses on Financial Instruments."* ASC Topic 326 introduces an approach based on current expected losses to estimate credit losses on certain types of financial instruments (e.g., accounts receivable, contract assets, net investment in leases, financial guarantees, loans and loan

1. Organization and Significant Accounting Policies (Continued)

commitments, and held-to-maturity (HTM) debt securities. In accordance with ASC Topic 326, CFS is required to consider forward-looking information in the determination of an allowance for credit losses.

Accounts Receivable and Credit Policy
Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, along with forward looking information in accordance with ASC Topic 326, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. Accounts receivable, net of the allowance for credit losses, was $123,852 at December 31, 2024, and $159,037 at December 31, 2023, see Note 7.

Investments
Marketable equity securities are carried at fair market value, with the unrealized gains and losses recognized in interest, dividends, and investment income.

Advertising
Advertising costs are charged to expense as incurred and consist mainly of event sponsorships and job posting and recruitment costs. Total advertising and related expenses for 2024 were $914.

Furniture and Equipment
Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2024 was $297. Furniture and equipment, net of accumulated depreciation, as of December 31, 2024, was as follows:

Asset	Amount
Furniture	$185,296
Equipment	128,697
Subtotal	313,993
Accumulated Depreciation	313,993
Net	$ 0

Revenue Recognition
The core principle of FASB ASC Topic 606 *Revenue from Contracts with Customers Standard (ASU-2014-09)* is that an entity should recognize revenue when it transfers promised goods or services performed to customers in an amount that reflects the consideration to which the entity

1. Organization and Significant Accounting Policies (Continued)

expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle which includes the following: identification of the contract with the customer, identification of the performance obligations under the contract, determination of transaction price, allocation of the transaction price to the identified performance obligations, and recognition of revenue as (or when) an entity satisfies the identified performance obligations.

Revenue consists primarily of retirement plan administration fees, brokerage commissions and life insurance and annuity commissions. A description of the revenue recognition, based on the product and billing arrangement, is described below.

Retirement plan administration fees are recognized in the period in which services are provided and may be based on fixed fees or asset-based fees according to the terms of the arrangement. Fees are billed either directly to the client or to the custodian of the plan assets. Invoices are usually prepared quarterly with the vast majority of plans billed in arrears. Fixed and asset-based fees billed in arrears are accrued monthly using reasonable estimates based on all readily available information. Any differences between these estimates and the actual cash payments received are recorded in the period in which the cash is received. Fixed and asset-based fees billed in advance are deferred and recognized as revenue as the performance obligations to the client are satisfied. During 2024, retirement plan administration fees of approximately $1,192,000 were recognized as revenue.

Commissions relating to brokerage transactions executed through the Company's clearing broker, NFS are recognized on a trade date basis when the customer acquires the right to the economic benefits from, and risks of control of, the financial instrument. Gross revenue of approximately $385,000 was recognized in 2024 from transactions processed through NFS.

Life insurance and annuity commissions, primarily from variable products, are recognized when the policy becomes effective. Approximately $274,000 of commission revenue from variable life insurance and annuity products was recognized in 2024.

CFS pays sales commissions to its registered representatives for the services provided above. The Company does not believe that there are costs related directly to the contract with the issuer or that the costs are expected to be recovered. Therefore, sales commissions are expensed as incurred.

1. Organization and Significant Accounting Policies (Continued)

Lease Accounting
CBIZ determines if a contract is a lease at inception. CFS leases office space for its employees in Maitland, FL and classifies this as an operating lease. An amendment to the lease was signed in 2021 extending the lease expiration date to May 31, 2027. CBIZ uses its incremental borrowing rate in determining the present value of lease payments, as the implicit rate of the lease arrangement is generally not readily determinable. A discount rate of 2.93% was used in determining the operating lease right of use asset and corresponding liability that are recorded in the statement of financial condition.

The lease contains a renewal option to extend the term of the lease for an additional sixty months. Because we cannot be reasonably certain that the renewal option will be exercised, the options are not included in the lease term and the associated payments are excluded from the remaining lease payments. Operating lease cash payments were $57,641 and lease costs were $55,061 for the year ended December 31, 2024.

The remaining lease payments under the current lease agreement are as follows:

Year Ending December 31	Amount
2025	$ 59,362
2026	61,148
2027	26,064
Total undiscounted lease payments	146,574
Less: imputed interest	4,956
Total lease liabilities	$141,618

All other CFS employees are located in shared office space with employees of other entities also owned by CBIZ. The cost of this shared office space is allocated to CFS by CBIZ based on the employee headcount at each location.

Recently Adopted Accounting Standards
The FASB issued new guidance in FASB ASC Topic 280, Segment Reporting, as amended by the FASB Accounting Standards Update (ASU) No. 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures* (ASU-2023-07), which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine its reportable segments. The guidance in FASB ASU-2023-07 is effective for all public entities for fiscal years beginning

1. Organization and Significant Accounting Policies (Continued)

after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and should be applied retrospectively to all periods presented in the financial statements. ASU 2023-07 was adopted by CFS in the current year.

Employee Savings Plan

CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) Plan in 2024 was $35,706.

Deferred Compensation Plan

CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan.

Subsequent Events

Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 26, 2025, the date on which the financial statements were available to be issued.

2. Related Party Transactions

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following relationships and transactions:

2. Related Party Transactions (Continued)

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide CFS with access to resources including, but not limited to, facilities, supplies and equipment. No management fees were allocated to CFS during 2024. Other costs of approximately $669,358 were allocated to CFS during 2024 and are included in these financial statements under facilities expenses, other operating expenses and depreciation. CFS payroll is processed by CBIZ Human Capital Management, a wholly owned subsidiary of CBSI. Payroll related expenses are reflected in employee compensation and benefits in the statement of income. At December 31, 2024, CFS had a balance due to CBSI of $139,275.

Fees generated by employees of other CBIZ subsidiaries are recognized by CFS as are the related commission expenses. In 2024, approximately 100% of the revenue was generated by employees of other CBIZ subsidiaries and is recorded in commissions and investment advisory fees in these financial statements along with the corresponding commission expense included in employee compensation and benefits. These employees are licensed with CFS, and the revenue is required to run through the broker-dealer.

Compensation related expenses of $128,471 incurred by CBIZ Investment Advisory Services employees were allocated to CFS in 2024 for work performed on CFS client accounts. Other expenses of $562,064, some of which are included in the other costs of $669,358 allocated to CFS and referenced previously, were allocated to CBIZ Investment Advisory Services in 2024.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Due to their immaterial and incidental nature, management has not quantified nor allocated the expenses incurred and absorbed by other CBIZ subsidiaries in these cases.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, CFS calculated its net capital at $3,703,239, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of 0.07 to 1.

4. Income Taxes

CFS files a consolidated federal tax return with CBIZ. Separate state tax returns, where applicable, are filed for CFS. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS has recorded in the statement of income an income tax provision of approximately 25% on financial statement income pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. There is no material recourse on CFS for any uncertain tax positions taken by the parent company. CFS has also recorded on the statement of financial condition a tax benefit receivable carried forward from 2020 that was the result of a net loss for that period. The asset will be used to offset future income tax obligations.

5. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

5. Fair Value Measurement (Continued)

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The mutual funds are valued at the net asset value (NAV) of shares held by CFS at year-end. The securities are valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's money market and mutual funds are valued using Level 1 inputs, with a fair value of $2,024,546 and $1,604,333 respectively.

6. Divestitures

In early 2017, CFS, working together with CBIZ, Inc., established a new SEC Registered Investment Advisor (RIA). The new entity, CBIZ Investment Advisory Services, LLC (CIAS) will eventually be the designated RIA for the advisory business that is currently processed by CFS. For the year ended December 31, 2024, approximately $17,407,972 of revenue was recorded on CIAS that would have previously been recorded on CFS. The broker-dealer business that CFS currently maintains with NFS will remain with CFS as will the variable annuity and variable life business.

7. Allowance for Credit Losses

The activity in the allowance for credit losses for accounts receivable for 2023 and 2024 was as follows:

	2024	2023
Balance at Beginning of Year	$34,901	$14,226
Charged to Expense	(21,339)	20,675
Balance at End of Year	$13,562	$34,901

8. Segment Reporting

CFS is engaged in a single line of business as an introducing broker-dealer, which is comprised of several classes of services including mutual funds, investment advisory, variable annuities, variable life, and principal transactions. CFS has identified its President and Chief Compliance Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business and to manage the company. Additionally, the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions, such as whether to pay dividends, while maintaining adequate capital. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the

8. Segment Reporting (Continued)

business activities using the information of the company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. See primary financial statements on page 4 for revenue and expenses.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2024

Net capital:	
Total stockholder's equity qualified for net capital	$ 4,686,096
Add liabilities subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	4,686,096
Deductions and/or charges:	
Receivables from customers, net	(123,852)
Other assets	(674,124)
Furniture and equipment	(0)
Net capital before haircuts on securities positions	3,888,120
Haircuts on securities (stock, money market and mutual funds)	(184,881)
Net capital	$ 3,703,239
Aggregate Indebtedness	
Total Aggregate Indebtedness liabilities	$ 245,108
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 3,453,239
Net capital less 120% of required minimum	$ 3,403,239
Ratio: Aggregate indebtedness to net capital	0.07 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2024)	
Net capital as reported in Company's Part IIA (Unaudited) FOCUS Report	$ 3,703,239
Audit adjustments	-
Net capital per above	$ 3,703,239

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

CFS is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii) and, therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

CFS is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

Report of Independent Registered Public Accounting Firm
on Applying Agreed-upon Procedures

To the Board of Directors and Stockholders
of CBIZ Financial Solutions, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of CBIZ Financial Solutions, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Katz, Sapper & Miller, LLP

New York, New York
February 26, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CBIZ FINANCIAL SOLUTIONS INC	8-34205

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,028,641.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 2,028,641.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,298,082.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 60,000.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 16,150.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 317.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 317.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,374,549.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 654,092.00
8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 981.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 491.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 491.00		
	d	Add lines 11a through 11c		$ 491.00	
12		**LESSER** of line 10 or 11d.			$ 491.00
13	a	Amount from line 8		$ 981.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 491.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 490.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 490.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-34205	DEA: FINRA	2024	Dec
MEMBER NAME	CBIZ FINANCIAL SOLUTIONS INC		
MAILING ADDRESS	5959 ROCKSIDE WOODS BLVD N STE 600 CLEVELAND, OH 44131		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CBIZ FINANCIAL SOLUTIONS INC	Edward H. Bridges
(Name of SIPC Member)	(Authorized Signatory)
2/17/2025	ebridges@cbiz.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

ksm

Katz, Sapper & Miller, LLP
Certified Public Accountants

488 Madison Avenue, 18th Floor
New York, NY 10022

Report of Independent Registered Public Accounting Firm
on the Exemption Report

To the Board of Directors and Stockholders
Of CBIZ Financial Solutions, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) CBIZ Financial Solutions, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which CBIZ Financial Solutions, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (exemption provision) and (2) CBIZ Financial Solutions, Inc. stated that CBIZ Financial Solutions, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. CBIZ Financial Solutions, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CBIZ Financial Solutions, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

New York, New York
February 26, 2025

BROKER DEALER ANNUAL EXEMPTION REPORT

CBIZ Financial Solutions, Inc. is a registered broker-dealer subject to Rule 17a-5 of the Securities and Exchange Act of 1934, "Reports to be made by certain brokers and dealers". This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of our knowledge and belief, CBIZ Financial Solutions, Inc. states the following:

CBIZ Financial Solutions, Inc. claimed an exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

CBIZ Financial Solutions, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2024, without exception.

Christopher Brown, Chief Compliance Officer

2.26.2025
Date

CBIZ Financial Solutions, Inc.
5959 Rockside Woods Blvd. N., Suite 600
Cleveland, OH 44131
Phone: 216.447.9000
Fax: 216.447.9007
cbiz.com